

August 16, 2012

<u>Via Facsimile</u>
Mr. Tan Lung Lai
Chief Executive Officer
Realgold International, Inc.
69-2, Jalan Taman Raya 25,
Taman Melaka Raya, 75000 Melaka, Malaysia

      Re: **Realgold International, Inc.**
               Form 8-K filed August 2, 2012
               File No. 000-21909

Dear Mr. Tan Lung Lai:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Jaime G. John

                          Jaime G. John
                          Staff Accountant